Filed by Alpha Tau Medical Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Healthcare Capital Corp.

Commission File No. 001-39893

Date: July 8, 2021

Company Overview July 2021

This presentation (together with oral statements made in connection herewith, the "Presentation") is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the "Business Combination") between Healthcare Capital Corp. (“HCCC”) and Alpha Tau Medical Ltd. (“Alpha Tau” or the “Company”). By accepting this Presentation, you acknowledge and agree that all of the information contained herein or disclosed orally during this Presentation is confidential, that you will not distribute, reproduce, disclose and use such information for any purpose other than for the purpose of your firm's participation in the potential financing, that you will not distribute, reproduce, disclose or use such information in any way detrimental to Alpha Tau or HCCC, and that you will return to HCCC and Alpha Tau, delete or destroy this Presentation upon request. You are also being advised that the United States securities laws restrict persons with material non-public information about a company obtained directly or indirectly from that company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities on the basis of such information. The information contained herein does not purport to be all-inclusive and none of HCCC or the Company, or Citigroup / Piper Sandler / Cantor Fitzgerald (collectively, the “Placement Agents”) nor any of their respective subsidiaries, stockholders, shareholders, affiliates, representatives, control persons, partners, directors, officers, employees, advisers or agents make any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The reader shall not rely upon any statement, representation or warranty made by any other person, firm or corporation (including, without limitation, the Placement Agents or any of their affiliates or control persons, officers, directors and employees) in making its investment or decision to invest in the Company. To the fullest extent permitted by law, in no circumstances will HCCC, the Company, or any of their respective subsidiaries, stockholders, shareholders, affiliates, representatives, control persons, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the Company, the potential financing or the Business Combination. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. Use of Data Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company's own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source and none of HCCC, the Company or the Placement Agents, nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives make any representation or warranty with respect to the accuracy of such information. Forward-Looking Statements This presentation contains forward-looking statements, including without limitation, statements related to: HCCC or Alpha Tau becoming the leader in delivering innovative devices in medical technology, our ability to expand our development pipeline, opportunities to expand our portfolio through partnerships and collaborations, the progress, timing and results of our clinical trials, the safety and efficacy of our development programs, the timing of the potential approval of our products, the timing and commercial success of our products, strategies for completion and likelihood of success for our business and activities, size and growth of markets in which we may compete and potential market opportunity, and potential growth opportunities. Forward-looking statements can be identified by the words “believe,” “anticipate,” “continue,” “estimate “project,” “expect,” “plan,” “potential,” “intends,” “will,” “would,” “could,” “should” or the negative or plural of these words or other similar expressions that are predictions or indicate future events, trends or prospects but the absence of these words does not necessarily mean that a statement is not forward-looking. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially and reported results should not be considered as an indication of future performance. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of these risks and uncertainties, which include, among others, those inherent in the preclinical and clinical development process and the regulatory approval process, the risks and uncertainties in commercialization and gaining market acceptance, the risks associated with protecting and defending our patents or other proprietary rights, the risk that our proprietary rights may be insufficient to protect our development programs, the risk that we will be unable to obtain necessary capital when needed on acceptable terms or at all, competition from other products or procedures, our reliance on third-parties to conduct our clinical and non-clinical trials, our reliance on any third-party suppliers to manufacture clinical, non-clinical and any future commercial supplies of our products, and increased regulatory requirements. These statements are subject to the risk that clinical trial data are subject to differing interpretations, and regulatory agencies, medical and scientific experts and others may not share HCCC’s or Alpha Tau’s views of the clinical study data. There can be no assurance that the clinical studies for our development programs will be successful in demonstrating safety and/or efficacy, that we will not encounter problems or delays in clinical development, or that any of our products will ever receive regulatory approval or be successfully commercialized. These forward-looking statements are based on information available to HCCC or Alpha Tau as of the date of this presentation and speak only as of the date of this presentation. HCCC and Alpha Tau disclaim any obligation to update these forward-looking statements, except as may be required by law. This presentation is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to purchase any securities of any nature whatsoever, and it may not be relied upon in connection with the purchase of securities. Disclaimer

Use of Projections This Presentation contains projected financial information with respect to Alpha Tau. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See "Forward-Looking Statements" paragraph above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither HCCC’s nor the Company's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. In preparing and making certain forward-looking statements contained in this Presentation, Alpha Tau and HCCC made a number of economic, market and operational assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Additional Information In connection with the proposed Business Combination, the Company intends to file with the SEC a registration statement on Form F-4 containing a preliminary proxy statement/prospectus of the combined company, and after the registration statement is declared effective, HCCC will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. HCCC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, HCCC and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of HCCC as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC's website at www.sec.gov, or by directing a request to: Healthcare Capital Corp., 301 North Market Street, Suite 1414, Wilmington, DE 19801. Financial Information The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the registration statement to be filed by HCCC and Alpha Tau with the SEC. Participants in the Solicitation HCCC, the Company and their respective directors and executive officers may be deemed participants in the solicitation of proxies from HCCC’s shareholders with respect to the proposed Business Combination. A list of the names of HCCC’s directors and executive officers and a description of their interests in HCCC is contained in HCCC’s final prospectus relating to its initial public offering, dated January 11, 2020, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Healthcare Capital Corp., 301 North Market Street, Suite 1414, Wilmington, DE 19801. Additional information regarding the interests of the participants in the solicitation of proxies from HCCC’s shareholders with respect to the proposed Business Combination will be contained in the proxy statement/prospectus for the proposed Business Combination when available. No Offer or Solicitation This Presentation shall not constitute a "solicitation" as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities (the "Securities") will not be registered under the Securities Act, and will be offered as a private placement to a limited number of "accredited investors" as defined in Rule 501(a) (1), (2), (3), (5) or (7) under the Securities Act and "Institutional Accounts" as defined in FINRA Rule 4512(cl. Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Neither the Company nor HCCC is making an offer of the Securities in any state where the offer is not permitted. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but HCCC and Alpha Tau will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Disclaimer (cont’d)

Uzi Sofer CEO & Chairman Alpha Tau Raphi Levy CFO Alpha Tau William Johns CEO Healthcare Capital Corp. Today’s Presenters Confidential

uu Potential to Transform Solid Tumors Treatment HCC evaluated many potential business combination candidates. Alpha Tau was chosen because of its innovative cancer radiotherapy and its potential to transform the treatment of solid tumors HCC and its external advisors were particularly impressed by Alpha Tau’s proprietary therapy and advanced state of clinical development Differentiated Science World-class science and medical research has harnessed the power of the alpha particle, with the potential to be applied directly into tumors Isotopes attached to small metallic darts release alpha-emitting particles that can create double-strand DNA breaks, and have the potential to destroy cancer cells permanently The alpha radiation is emitted inside the tumor, and may be able to minimize damage to healthy surrounding tissue HCC’s Investment Rationale uu Wide-Ranging Applicability Potential Alpha Tau’s technology process is innovative and proprietary, and may be able to broaden the scope for radiotherapy delivery across multiple clinical settings and different kinds of practitioners Well Positioned for Potential Marketing Approvals Alpha Tau’s well-designed research and clinical trials across the world stand to further the progress toward potential marketing approvals for the treatment of challenging solid tumors, and may ultimately demonstrate that the Alpha DaRT is useful both as a monotherapy as well as in combination with other therapies Confidential

Alpha Tau – Key Investment Highlights Proprietary Alpha DaRT designed to safely deliver alpha radiation with localized precision in solid tumors, sparing surrounding healthy tissue 1 Broad potential and preclinical evidence supporting evaluation across various solid tumors (skin, pancreas, breast, GBM, etc.) with 18 peer-reviewed pre-clinical papers 2 Exhibited 100% ORR and ~78% CR in first-in-human clinical trial in 28 SCC tumors, with over 75 clinical tumors treated to date exhibiting a similar profile 4 No systemic toxicities and minimal (grade < 2) local toxicities observed 5 Robust clinical-trial strategy with leading global centers, led by Memorial Sloan Kettering multi-center feasibility study, with FPI in early July 2021 6 Solid logistics based on purpose-built manufacturing facilities, built or in planning, in the US, Israel and Asia, with a highly scalable and optimized proprietary production process 7 Strong intellectual property (method and device) with over 135 issued and pending patents worldwide 8 Experienced management team, including Alpha DaRT’s co-inventors, with expertise in oncology development, manufacturing scale up and commercialization 9 Compelling potential immuno-stimulatory effect and synergetic combination with other therapies 3 Confidential

Therapeutic Focus We are focused on delivering solutions to three markets that we believe would be best served by the unique characteristics of the Alpha DaRT Localized & Unresectable Localized tumors that are not surgical candidates and tumors that recur after surgery and are resistant to other therapies, specifically radiotherapy Alpha DaRT to be evaluated as a later line therapy Tumor types include SCC, H&N SCC and prostate High Unmet Need Solid tumors that have limited treatment options with limited SOC offering Alpha DaRT could potentially target broad patient populations Tumor types include GBM and pancreatic cancer  Metastatic Alpha DaRT would be evaluated for its potential to induce an immune response in metastatic tumors Alpha DaRT would be evaluated in combination with check point inhibitors as an adjuvant therapy Tumor types include liver, breast and H&N (which includes lip, oral cavity, salivary glands, oropharynx & pharynx) cancers Confidential

Confidential

Development Pipeline

With over 75 clinical tumors treated to date across trials, our clinical trial strategy involves progressing our lead program (superficial tumors), particularly in the US, while conducting feasibility studies in other tumors in order to evaluate the potential of the Alpha DaRT in tumors of high unmet need or metastatic disease

Geography	Indication	Pre-Clinical Research	Feasibility Trial	Pivotal Trial	Marketing Authorization	Anticipated Milestones
North America	Skin Cancers	U.S.				• Complete feasibility trial recruitment YE2021
	Pancreatic Cancer	Canada				• First patient in feasibility trial 1Q 2022
Israel	Skin & Oral SCC					
	All Skin & Oral Cancers					• Trial completion and submission
	la/mHNSCC (combo with pembrolizumab)					• Initiate feasibility combination trial with Keytruda 3Q-4Q 2021
	Pancreatic Cancer					• Initiate feasibility trial 2Q 2022
	Prostate Cancer					• Initiate feasibility trial 3Q-4Q 2021
Europe	Neoadjuvant – Oral					• Initiate multi-center feasibility trial 2Q 2022
	Skin Cancers					• Trials underway
	Breast Cancer					• Trial underway
Japan	Skin & Oral SCC					• Targeting completion in 4Q 2021 – 1Q 2022
	Breast Cancer					• Trial underway
Additional Tumor Types	Hepatic cell carcinoma, GBM, lung					• Product development / pre-clinical trials currently underway

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Types of Radioactive Decay Due to the mass of the alpha particle, in comparison to beta particle, alpha has a low penetration power. This means that the outside layer of the human skin, for example, can block these particles. Confidential

Potent Alpha Radiation: Extensively Damages the DNA Conventional Gamma/Beta Radiation Indirectly damaging the DNA Dependent on oxygen presence Repairable single strand breaks Alpha Radiation Directly damaging the DNA Independent of oxygen presence Irreparable double strand breaks γ/β Radiation Single Strand Breaks Double Strand Breaks α Radiation O2 Free Radicals Local radiation therapy with gamma or beta radiation is a mainstay of cancer treatment, but requires high local dose to be effective, as it primarily relies on single-strand breaks in a process relying on oxygen. Alpha radiation can be significantly more efficient given its ability to destroy both strands of the DNA directly, requiring lower levels of radiation Confidential

Healthy Tissue Healthy Tissue Alpha Radiation is Focal - Short Range Limits Clinical Use Alpha Radiation Short range in tissue limits damage to surrounding organs but also limits coverage Beta/Gamma Radiation Long therapeutic range with risk to surrounding organs Whereas beta and gamma radiation can penetrate tissue with sufficient range to facilitate tumor coverage (while risking damage to healthy tissue), alpha radiation has short range in tissue (<100 μm), which limits its clinical usefulness in local delivery Confidential

Confidential

Mechanism of Action of the Alpha DaRT Technology

^{224}Ra Decay Chain

- Alpha DaRT leverages the innate decay chain of Radium-224
- The decay chain of Radium-224 includes four alpha particles
- Radium-224 has a half-life of ~3.7 days, while the remaining decay chain has a total half-life of approximately 12 hours, before eventually stabilizing in inert form


224Ra
α
3.7d
220Rn
α
56s
216Po
α
0.15s
212Pb
10.64h
212Bi
60.6m
212Po
0.3μs
α
60.6m
α
208Tl
3.05m
208Pb

Alpha DaRT

- The Alpha DaRT utilizes stainless steel sources that are impregnated with Radium-224
- When the Alpha DaRT source is injected into the tumor, the radium remains attached to the source while its daughter atoms detach, emitting cytotoxic alpha particle payloads as they move deeper into the tumor until eventually stabilizing

Alpha DaRT is designed to overcome the range limitations of alpha particles through precise release of alpha emitters into the tumor, generating a potent and tight distribution of alpha radiation

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Alpha DaRT - Diffusing Alpha-emitters Radiation Therapy https://www.youtube.com/watch?v=nwfzJHm0fTQ Confidential

Alpha DaRT is unique in its potential to deliver a high dose of radiation in a very conformal form, with sharp dose drop-off outside of a 5mm range Alpha DaRT Has a Unique Potential to Preserve Healthy Tissues The range of the Alpha DaRT was observed to be meaningfully more extensive in tumor tissue than in healthy tissue in animal studies Dose until Removal (Gy) Asymptotic Dose (Gy) SRn(0) = 0.31 m Ci Asymptotic Dose (Gy) SRn(0) = 1.60 m Ci 5mm Confidential

Alpha DaRT Source Placement Coverage of margins of 8 mm (last source to be placed 5 mm outside of the tumor) 5 mm safety distance from critical organs 5mm < 5 mm between sources 5mm 8mm Through a series of Alpha DaRT injections to the tumor, spread a few millimeters apart, a clinician can potentially deliver alpha radiation to the full geometry of the tumor while taking care to avoid sensitive healthy tissue around the tumor Confidential

Intra-tumoral Delivery Methods We Have a Total of Seven Applicators Which Have Been Developed for a Range of Potential Uses to Accommodate for: Treatment Delivery Method Duration of Implantation Tumor Location Our Applicators Allow Us Flexibility to Deliver Alpha DaRTs Into Both Superficial and Internal Tumors Applicators are supplied preloaded, sealed and designed for immediate use in the procedure room Sources are hollow and strung onto a surgical suture, allowing the clinician to insert the sources into the tumor and leave the suture in place Applicators are supplied preloaded or unloaded, and are designed to allow clinicians flexibility to load the sources in the course of treatment and to select how many sources to deliver Temporary Implants (Superficial Tumors) Permanent Implants (Internal Tumors) Example Indication: Pancreatic Tumors. Device is designed to be fitted to existing needles such as standard Fine Needle Aspirator (FNA) to ultimately deliver sources into the tumor Example Indication: Superficial Tumors. sources are affixed to a biocompatible suture and loaded inside the needle Alpha DaRT Needle Applicator Needle Applicator in Action Loading Device Procedure: FNA in Conjunction with Endoscopic Ultrasound Confidential

Response Observed in All Tested Solid Tumors in Preclinical Studies Squamous Cell Carcinoma Lung Squamous Cell Carcinoma Pancreas Adenocarcinoma Prostate Adenocarcinoma Breast Carcinoma Glioblastoma Multiforme B-cell Lymphoma Melanoma Colon Carcinoma 18 Published Preclinical Studies in Peer-Reviewed Journals Lung Adenocarcinoma Across a variety of tumor types, we have not observed resistance to the radiation delivered by the Alpha DaRT Confidential

Confidential

Observed Cancer-Specific Immune Protection (1/2)

In challenging mice 4 months after treatment, those previously treated by the Alpha DaRT displayed a meaningful retained protection against regrowth of the same tumor type, as compared to the two control groups

Tumor Treatment by DaRT + Immunomodulators[1]

Tumor Re-Inoculation after Treatment by DaRT + Immunomodulators vs. Inert[1]


Colon Tumor Cell Inoculation[2]
Treatment by DaRT + Immunomodulators[1]
~ 4 months
Re-inoculation of Colon Tumor Cells (More Cells[3])
Naïve Mice
CR from Treatment / Surgical Resection


Complete response
~2.5 months post inoculation
74%
14%
DaRT + Immunomodulators (n=20)
Inert + Immunomodulators (n=9)


Tumor volume
post colon tumor re-inoculation per previous treatment
Tumor Volume (mm³)
Naïve (n=5)
Inert + Immuno-modulation¹ (n=9)
DaRT + Immuno-modulation¹ (n=13)
0
3
6
9
12
15
18
21
24
27
Days Post Re-Inoculation

(1) Three groups of mice were inoculated with 5 x 10^5 CT26 tumor cells and then treated with (1) DaRT + CP, Sildenafil and 2xCpG, N=10 (2) DaRT + CP, Sildenafil and CpG, N=10 or (3) inert + CP, Sildenafil and 2xCpG, N=9. Complete responders or tumor-resected mice were re-challenged ~4 months after DaRT with 5 x 10^6 CT26 tumor cells.
(2) CT26 5 x 10^5.
(3) CT26 5 x 10^6.

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Observed Cancer-Specific Immune Protection (2/2) Tumor Re-Inoculation2 (Challenge Assay) Naïve Mice Immune-Memory Transfer2 (Winn Assay) + Splenocytes from Tumor-free Pretreated Mice + Tumor Treatment by DaRT + Immunomodulators Naïve Mice DaRT-Treated Tumor-free + Naïve Mice Immuno-modulation refers to a combination of low dose CP, Sildenafil and CpG. Mice with CR from DaRT + immuno-modulators (n = 18) and naïve mice (n = 20) were inoculated with 5 x 105 CT26 or DA3 cells 52 days post inoculation (Challenge Assay). Naïve mice were injected intradermally with splenocytes from either naïve or CT26-bearing mice treated by DaRT and immunomodulators, coupled with CT26 or DA3 tumor cells (Winn assay). The presented results are based on cumulative data from two different experiments. CT26 5 x 105. DA3 5 x 105. This activity was then shown to be tumor-specific – the challenge only resisted regrowth of the same tumor line. It was also shown to be transferrable via the transfer of splenocytes Confidential Colon 3 / Breast 4 Tumor Cell Re-inoculation Inoculation of Colon 3 / Breast 4 Tumor Cells Colon 3 Tumor Cell Inoculation Treatment by DaRT + Immunomodulators 1

Key Eligibility Criteria SCC histopathologically confirmed Lesions ≤ 5 cm* Age ≥ 18 ECOG performance scale ≤ 2 Patients W/O immunosuppression Generally previously treated by radiation or surgery, recurrent *in the longest diameter (without nodal spread). Treatment & Procedure Treatment plan based on CT-simulation Sources 1cm length, 0.7mm diam. Activity per source 2 µCi Outpatient setting Local anesthesia Number of sources inserted: min 3, max 169 Timeline and Follow-Up Alpha DaRT sources insertion Removal after 15 days Check-up on days 4, 9 and 30 after insertion Long term follow up based on standard of care Primary objective: Evaluate feasibility & safety Secondary objective: Evaluate initial tumor response & local progression-free survival Outline of Our First Clinical Study: Skin / Head & Neck SCC Trial Sites: Israel, Italy Confidential

Skin / Head & Neck SCC Study Results 100% overall response rate Durable responses observed Responses observed within days Well tolerated; no systemic toxicity observed Efficacy Results Effective against radioresistant tumors (Patient median age = 80.5 years) Overall Response (n=28) Baseline Disease Characteristics 1 Most patients (60.7%) had recurrent and previously treated disease by either surgery, prior external beam radiotherapy or both; 13 of 31 (42%) had received prior RT. Confidential

AP-02 Complete Response During 21/03/2017 After 01/06/2017 Planning Before 21/03/2017 Applicators used 6 Alpha DaRT sources inserted 10 Total activity [µCi] 20 Age 80 Previous treatments Radiation, Surgery Tumor initial volume [cm3] 1.4 Confidential

AP-022 Complete Response During 30/08/2018 After 30/09/2018 Before 27/08/2018 During 30/08/2018 Applicators used 12 Alpha DaRT sources inserted 24 Total activity [µCi] 48 Age 68 Previous treatments None Tumor initial volume [cm3] 2.8 Confidential

AP-024 Complete Response Applicators used 8 Alpha DaRT sources inserted 11 Total activity [µCi] 22 During 13/11/2018 After 29/11/2018 Before 13/11/2018 During 13/11/2018 Age 61 Previous treatments None Tumor initial volume [cm3] 0.6 Confidential

Targeted treatment Designed to spare neighboring healthy tissue No systemic toxicity observed Negligible and short-term radioactivity in the patient’s body Safe procedure for caregivers No special shielding required Alpha DaRT Treatment was Well Tolerated Minimal local toxicity observed Minimal local toxicity with grade ≤2 resolved within a month No suppression of immune system observed Critical in these times of pandemic Incidence (%) Acute Local Toxicity Severity Grade 1 2 3 Administration site erythema 11 (41%) 9 (33%) 0 (0%) Administration site edema 9 (33%) 10 (37%) 0 (0%) Administration site pain 8 (30%) 11 (41%) 0 (0%) Administration site exudate 2 (7%) 8 (30%) 0 (0%) Administration site ulcer 4 (15%) 5 (19%) 0 (0%) Administration site numbness 1 (4%) 0 (0%) 0 (0%) Administration site pruritus 3 (11%) 0 (0%) 0 (0%) Administration site bleeding 1 (4%) 0 (0%) 0 (0%) Aural myiasis (administration site) 1 (4%) 0 (0%) 0 (0%) Decreased appetite 1 (4%) 0 (0%) 0 (0%) No systemic toxicities and minimal (< grade 2) local toxicities observed to date Confidential

Potential Systemic Immune Effect Observed in One Patient Where a Second, Untreated Lesion Manifested CR Before After 29-Dec-17 30-Nov-17 Untreated Tumors Treated Tumor Before After 29-Dec-17 30-Nov-17 Complete Response + Potential Systemic Immune Effect Confidential

Seeds of Hope Worldwide – Selected Current Clinical Trials Breast & Skin and Oral Multi-center TMDU, NCC, Tohoku University Pancreas At CHUM Skin & Oral IRST Breast Russia Active Active Checkpoint Inhibitor Combination Treatment Israel Preparation Completed SCC Skin, Head & Neck Israel Completed Skin At MSK and other centers in USA Active Active Skin Multi-center Leon Berard, Gustave Roussy, Amethyst, … Active Confidential

FDA IDE Pilot Feasibility Study (Currently Recruiting) Location Memorial Sloan Kettering Cancer Center Target # of Patients 10 Tumor Type Skin Cancers Primary Objectives Determine feasibility of delivering radiotherapy using DaRT, with successful delivery in at least 7 patients, and assess frequency and severity of acute AEs Secondary Objectives Assessments of radiotherapy-related AEs, tumor response, radiation safety, stability of device placement, and QoL Eligibility Malignant skin or superficial soft tissue tumor 1-5 cm in size that is suitable for percutaneous interstitial brachytherapy FDA has approved an expansion into a multi-center trial. First patient admitted to feasibility trial in early July 2021 Breakthrough Device Designation received in June 2021 Confidential

Applicable Market Size – Estimates of Annual Incidence Data US Applicable Mkt. Size SCC / H&N Annual Incidence US 1,000,000 China 133,500 Japan 28,000 Europe 550,000 Canada 17,500 Breast Annual Incidence US 276,480 China 416,370 Japan 92,300 Europe 355,460 Canada 26,900 Pancreas Annual Incidence US 57,600 China 125,000 Japan 44,000 Europe 103,400 Canada 6,000 US Incidence : 57,600 US Applicable Mkt. Size Source: Company estimates based on public industry sources. 1L: 100,000 2L: 57,500 US Incidence: ~1 million 57,600 151,580 US Incidence : 276,480 US Applicable Mkt. Size Confidential

Simple Radioactive Supply Chain Simple Radioactive Supply Chain Activity per DaRT, µCi 8 µCi shipment 4 µCi shipment 1 half-life of 224Ra = 3.7 days Personalized treatment, shipped out on a per-patient basis Simple planning ensures that an Alpha DaRT arrives with the required amount of 224Ra available, even when allowing for radioactive decay, based on the known half-life of the 224Ra 2 half-lives of 224Ra = 7.3 days Targeted 2 µCi treatment dose Days after Shipment Sent Alpha DaRT is shipped in Excepted Packages (low levels of radioactivity), and can therefore be dispatched in suitable applicators by standard courier, requiring no special handling or protective gear in transit Delivery does not require any special handling and simple planning ensures on-time arrival Confidential

Global Manufacturing Facilities For efficient commercial operations, we look to establish manufacturing operations in multiple regions of the world, to enable relatively short shipping times to our core markets Lawrence, Massachusetts (~125,000 sources per year - Ramping Up) Jerusalem (~400,000 sources per year - Equipping & Validation) Togane, Japan (In Design) Tel Aviv (Test Facility - Operational) Confidential

Confidential

The Alpha Tau Executive Team

Strong management team with years of experience across the scientific and medical device space



Uzi Sofer
CEO & Chairman

- Co-Founder and CEO of BrainsWay (NASDAQ: BWAY)
- Medical device development, regulation, financing



Raphi Levy
Chief Financial Officer

- Former executive director in charge of healthcare investment banking in Goldman Sachs Israel



Prof. Itzhak Kelson
Chief Physics Officer

- Co-inventor of DaRT technology
- Emeritus professor of physics (taught at Tel Aviv University, Yale University, Weizmann Institute etc.)



Prof. Yona Keisari
Chief Scientific Officer

- Co-inventor of DaRT technology
- Professor of Immunology and Microbiology at Tel Aviv University, former NCI Post Doc Fellow



Robert Den, MD
Chief Medical Officer

- Radiation oncologist and Associate Professor at Thomas Jefferson University Hospital
- Medical degree from Harvard Medical School



Amnon Gat
Chief Operations Officer

- >20 years experience in medical devices and healthcare
- Marketing strategy specialist



Ronen Segal
Chief Technology Officer

- >20 years of top leadership roles, including medical device industry
- Chairman of the BSMT Consortium

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Confidential

Board of Directors

Diverse mix of cancer therapeutic, medical device and financial expertise providing value-added oversight and guidance to corporate leadership



Uzi Sofer
CEO & Chairman

- Co-Founder and CEO of BrainsWay (NASDAQ: BWAY)
- Medical device development, regulation, financing



Michael Avruch
Director

- Expert in financing and restructuring
- CEO & CFO experience



Morry Blumenfeld
Director

- Former managing director at GE Healthcare, CEO of Quescon Consultants, Founding partner of Meditech Advisors Management, director at Mako



Meir Jakobsohn
Director

- Founder of Medison Ltd.,
- Representing Amgen, Biogen, etc. for the marketing and distribution of their products



Alan Adler
Director

- 14 Years at McKinsey
- Senior Partner Evergreen Venture Capital
- Chairman and CEO of Oridion until its sale to Covidien



Gary Leibler
Director

- Founder of Shavit Capital
- Led >20 companies to IPO



John Brown
Director

- Senior pharmaceutical executive and physician
- Headed translational medicine globally for GSK & Royal College of Physicians



Peter Melnyk
Director

- Former Chief Commercial Officer at Novocure
- CEO of Fortovia Therapeutics
- Former Neuroscience marketing director at Bristol-Myers Squibb

Significant Industry Experience:

GE Healthcare, BrainsWay, Medison, Nanox, McKinsey&Company, Mako, Pfizer, Evergreen, Shavit Capital, Bristol Myers Squibb, GSK GlaxoSmithKline, Oridion, Insightec, Novocure, Fortovia

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Confidential

Continued Track Record of Execution

- **Apr-20**
  - Distribution agreement with Medison Canada
  - $29mm Series B financing
- **May-20**
  - Receipt of first Thorium-228 in Lawrence, MA
- **Aug-20**
  - Israeli marketing approval for SCC of the skin & oral cavity
- **Sep-20**
  - Radioactive license for Jerusalem facility
  - Lease facility in Japan
- **Oct-20**
  - Investigator meeting for French multi-center trial
- **Dec-20**
  - Construction of Jerusalem manufacturing facility
- **Feb-21**
  - Provisional Israeli MoH and IRB approvals for combination trial with Keytruda
- **Mar-21**
  - Israeli MoH approval for prostate cancer protocol
  - FDA approval of IDE supplement for expansion of pilot feasibility study into multi-center study
- **Jun-21**
  - Breakthrough Device Designation for Alpha DaRT in SCC in skin and oral cavity

AlphaTAU 34

Confidential

Anticipated Milestones

Geography	Indication	3Q 2021	4Q 2021	1H 2022	2H 2022	1H 2023
North America *(Subject to COVID Opening)*	Skin Cancers (United States)	First patient in feasibility trial in early July		Final read-out of feasibility trial Initiation of multi-center pivotal trial		Completion of multi-center pivotal trial
	Pancreatic Cancer (Canada)			First patient in feasibility trial	Interim read-out of feasibility trial	
Israel	la/mHNSCC (combination with pembrolizumab)	Initiate feasibility combination trial with Keytruda		Interim results in combination trial with Keytruda		
	Prostate Cancer	Initiate feasibility trial				
	Pancreatic Cancer			Initiate feasibility trial		
Europe	Oral Cavity SCC			Initiate multi-center oral cavity neoadjuvant feasibility trial		
Japan	Skin & Oral SCC		Completion of pivotal trial and submission for PMDA review		Potential PMDA approval	

Clinical / Enrollment   Regulatory

AlphaTAU 35

Transaction Overview Confidential

Transaction Overview Transaction Summary Alpha Tau and Healthcare Capital Corp. (Nasdaq: HCCC) to combine and create a publicly traded company focused on transforming the treatment of solid tumors through the precision delivery of Alpha radiation The transaction represents an implied pro forma equity value of approximately $1 billion(1) and is expected to provide up to $367 million in gross proceeds, including up to $275 million of cash held in the trust account of Healthcare Capital Corp and a $92 million PIPE The $92 million fully-committed PIPE is anchored by a combination of Healthcare-focused financial and strategic investors including Yozma Investment Co. (part of Yozma Group Korea), Grand Decade Developments (an affiliate of China Grand Pharmaceutical and Healthcare Holdings) and Medison Group, as well as other leading technology investors including OurCrowd, Regah Ventures and the co-founders of Apax Partners, Alan Patricof and Sir Ronald Cohen All Alpha Tau shareholders will retain 100% of their equity holdings in the public company(1) Timing The proposed business combination is expected to be completed by the end of 2021, upon which Alpha Tau is expected to be listed on Nasdaq(2) Use of Proceeds After giving effect to the transaction (and assuming no redemptions by public shareholders), Alpha Tau is expected to have approximately $362 million of cash on the balance sheet(1) Net proceeds are to be used for further deepening of Alpha Tau’s clinical strategy and broad R&D activities, expanding manufacturing capacity and preparing for commercialization, and are expected to provide cash runway at least into 2024 Management & Board Alpha Tau will continue to be led by its current management team, and upon closing, it is expected that HCC Chairman Dr. David M. Milch will be appointed to the Alpha Tau Board of Directors (1) Assuming no redemptions from HCC public stockholders, PIPE proceeds of $92mm and transaction expenses of $30mm. (2) Timing dependent upon the SEC review process and the satisfaction of other closing conditions. Confidential

Transaction Economics at Closing Assume no shareholder redemptions. Estimated existing Alpha Tau cash as of Q4 2021. Share allocation is at transaction pricing and excludes unvested options and shares, potential future equity earn-outs, HCC public warrants and HCC sponsor warrants, and includes vested Alpha Tau options and warrants on a net exercise basis. 40% of HCC’s Face Value Promote (or 6.875mm shares and 6.8mm warrants) will be retained. 20% of HCC’s Face Value Promote will be subject to a 3-year earn-out, earned out if prior to 3 years from closing of the merger the volume weighed average stock price of the Company is in excess of $14/share for at least 20 out of 30 consecutive trading days. 15% of HCC’s Face Value Promote will be forfeited and allocated to employee and services providers of the Company for retention purposes (subject to vesting). 25% of HCC’s Face Value Promote will be retained if the total proceeds received from a PIPE and from HCC, net of deferred underwriting fees and redemptions, is equal to or exceeds $250mm. Fees and expenses to HCC and Alpha Tau, includes deferred underwriting fees from HCC’s IPO, advisory fees, PIPE fees, legal and other fees. $ in mm, unless otherwise noted. Confidential

Confidential

Use of Proceeds

Anticipated combined company is expected to be well capitalized.

- At the time of closing, the Company is expected to have approximately $362 million of cash on the balance sheet[1]
- Funding is expected to provide cash runway at least into 2024 and to primarily be used for clinical programs, manufacturing capacity and preparations for commercialization

Near Term[2] **$65-75mm**	• Operational expenses: $30-35mm • Company-led clinical trials underway or expected: ~$20mm • Near-term capex: $10-15mm • Pre-clinical / research collaborations: ~$5mm
Mid Term **~$290mm**	• Company-led clinical trials currently underway or expected: ~$5mm • Additional studies expected to launch: ~$20mm • KOL center of excellence in planning: ~$10mm • Manufacturing plants planned in US (expansion), Japan, Europe and China: ~$120mm in total (~$30mm each) • ~$135mm available for commercialization preparation efforts

(1) Assuming all warrants remain outstanding at close, no redemptions from HCC public stockholders, PIPE proceeds of $92mm and transaction expenses of $30mm.
(2) Partially occurring prior to deal closure.

AlphaTAU 39

Saving Lives Globally Confidential